

Mail Stop 3233

August 30, 2017

<u>Via E-Mail</u>
Patrick Liang
President and Chief Executive Officer
17700 Castleton Street, Suite 469
City of Industry, CA 91748

**Re:** **Forge Innovation Development Corp.**
**Amendment No. 3 to Registration Statement on Form S-1**
**Filed August 18, 2017**
**File No. 333-218248**

Dear Mr. Liang:

     We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

<u>General</u>

1.  Please revise to update the financial statements through the fiscal quarter ended June 30, 2017 in accordance to Rule 8-08 of Regulation S-X.

You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc:     William B. Barnett, Esq. (Via E-Mail)
        Barnett & Linn